UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXPLANATORY NOTE

Inclusion of Mr. Pedro Parente letter to the Brazilian President.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Change in the Administration

Rio de Janeiro, June 1, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that this morning Mr. Pedro Parente resigned from his position as CEO of the company. The nomination for an interim CEO will be analyzed by the Board of Directors in due time. The composition of the other members of the executive board of the company will remain the same.

Facts deemed relevant on the subject will be timely disclosed to the market.

Below a letter sent to the Honorable President of the Republic with the decision considerations.

Your Excellency Mr. President of the Republic,

When Your Excellency extended me the honorable invitation to be President of Petrobras, we talked at length about my vision of how I could work to recover the company, which was experiencing serious difficulties, without capital contributions from the Treasury, which was mentioned at the time as indispensable, and of the order of tens of billions of reais. Your Excellency fully agreed with my vision and granted me the necessary autonomy to carry out such a difficult mission.

During the time I was company’s CEO, I counted on the full support of the Board of Directors. Petrobras trajectory during this period was closely followed by the press, by the public opinion, by its investors and shareholders. The results obtained revealed that the set of measures we took were right, and those go way beyond the pricing policy.

I make a serene judgment of my performance, and I feel authorized to say that what I promised, was delivered, thanks to the selfless work of a team of executives, managers and the support of a large part of the company’s workforce, always, I repeat, with the strong support of its Board of Directors.

Petrobras is today a company with a recovered reputation, safety indicators in line with the best companies in the sector, very positive financial results, as demonstrated by the last disclosed result, debt on a clear reduction trajectory and strategic planning that has shown itself capable of making the company invest in a responsible and longstanding way, generating jobs and wealth for our country. And all this without any capital contribution from the National Treasury, according to our initial conversation. It seems to me, therefore, that the bases of a virtuous trajectory for Petrobras are launched.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The truck drivers’ strike and its serious consequences for the life of the country triggered an intense and sometimes emotional debate about the origins of this crisis and put Petrobras’ Price Policy under intense questioning. Few can see that it reflects shocks that have reached the global economy with its effects in the country. Movements in oil and exchange rates have raised the prices of oil products, magnified the tax distortions in the sector and led the government to seek alternatives to the solution of the strike, deciding for the concession of subsidy to the diesel consumer.

I have been reflecting on everything that happened. It is clear, Mr. President, that further discussions will be needed. In this situation, it is clear that my staying in the presidency of Petrobras is no longer positive and does not contribute to the building of the alternatives that the government is facing. I have always looked to demonstrate, in my career, that, above all, my commitment is to the public interest. I have no attachment to positions and will not be an obstacle to these alternatives being discussed.

Therefore, by means of this letter, I present my request for resignation of the position as CEO of Petrobras, irrevocably and irreversibly. I make myself available for the period necessary to make the transition for the one who comes to replace me.

Your Excellency has been impeccable in Petrobras’ professional management. Allow me, Mr President, to record my suggestion that, in order to continue this historic contribution to the company—which was managed in this period without any political interference—Your Excellency should rely on the corporate rules, which have been improved in those two years, and the contribution of the Board of Directors to select the new president of Petrobras.

To a few Brazilians were given the honor of presiding Petrobras. I am fully aware of this and I am very grateful that, for a period of two years, Your Excellency has conferred this special honor to me.

Finally, I would like to thank the Board of Directors, my colleagues in the Executive Board, my direct support team, the other managers of the company and all the workforce that make Petrobras the great company that is, the pride of all Brazilians.

Cordially,

Pedro Parente

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated May 21, 2018, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer